AMENDMENT
TO THE VARIABLE RATE MUNI TERM
PREFERRED SHARES PURCHASE
AGREEMENT

This Amendment (the "Amendment"), dated as of September 5, 2025, by and between Invesco Trust for Investment Grade New York Municipals, a closed-end fund organized as a Delaware statutory trust (the "Fund"), and Banc of America Preferred Funding Corporation, a Delaware corporation, including its successors by merger or operation of law (the "Purchaser") is made with respect to that Variable Rate Muni Term Preferred Shares Purchase Agreement by and between the Fund and the Purchaser dated as of May 31, 2019, as such agreement may have been amended from time to time (the "Agreement"). Capitalized terms used herein and not otherwise defined herein shall have the meanings given them in the Agreement.

WHEREAS, the Fund and the Purchaser have entered into an agreement to amend the terms of the VMTP Shares.

NOW THEREFORE, it is hereby agreed as follows:

Section 1. Section 6.1(h) of the Agreement is hereby deleted and replaced with the following:

"(h)   notice of the distribution of net capital gains or, to the extent known or calculable, ordinary income no less than one (1) Business Day in advance of the Rate Period that such net capital gains or ordinary income will or may be distributed, simultaneously with the Redemption and Paying Agent providing such notice to Beneficial Owners or their Agent Members; [*N.B. for example, if Invesco becomes aware of net capital gains in mid-November, it would be paid in December, and Invesco could notify BofA by November 30. Invesco will not know of ordinary income until after year-end.*]"

Section 2. The effective date of this Amendment shall be the date first above written and, except as amended by this Amendment, the terms of the Agreement shall remain in full force and effect.

Section 3. This Amendment may be executed in any number of separate counterparts, each of which shall be deemed to be an original, and all sets of counterparts signed by all Parties shall constitute but one and the same instrument.

Section 4. THIS AMENDMENT WILL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REFERENCE TO PRINCIPLES OF CONFLICTS OF LAW (OTHER THAN SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW).

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed by their respective duly authorized officers as of the date first above written.

BANC OF AMERICA PREFERRED FUNDING CORPORATION

By: /s/ Michael Jentis
Name: Michael Jentis
Title: Authorized Signatory

INVESCO TRUST FOR INVESTMENT GRADE NEW YORK MUNICIPALS

By: /s/ Alissa Clare
Name: Alissa Clare
Title: Assistant Secretary